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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One): [ ]  Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K   [x] Form 10-QSB
             [ ]  Form N-SAR

  For Period Ended:          November 30, 2000
                   -----------------------------------
  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR
  For the Transition Period Ended:
                                  --------------------------------------------

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

AMERICAN GROUP, INC.
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Full Name of Registrant

10570 Hagen Ranch Road
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Former Name if Applicable

Boynton Beach, Fl 33437
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Address of Principal Executive Office (STREET AND NUMBER)

Boynton Beach, Fl 33437
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, ll-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The issuer requires additional time to complete its financial statements.

PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

          Robert I. Claire             561                391-5555
          ----------------         ------------       ------------------
             (Name)                (Area Code)        (Telephone Number)


     (2)  Have all other periodic reports required under
          Section 13 or 15(d) of the Securities Exchange Act of
          1934 or Section 30 of the Investment Company Act of
          1940 during the preceding 12 months or for such
          shorter period that the registrant was required to
          file such report(s) been filed?  If answer is
          no, identify report(s).                                 [X] Yes [ ] No

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     (3)  Is it anticipated that any significant change
          in results of operations from the corresponding
          period for the last fiscal year will be
          reflected by the earnings statements to be
          included in the subject report or portion
          thereof?                                               [X] Yes [ ] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                              AMERICAN GROUP, INC.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: January 12, 2000                     By /s/ Robert I. Claire
      -----------------                       ---------------------------------
                                                  Robert I. Claire
                                                  President
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                      AMERICAN GROUP, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              For the six         For the six
                                                              months ended        months ended
                                                               November 30,        November 30,
                                                                  2000               1999
                                                             --------------       -------------
                                                              (Unaudited)         (Unaudited)
Revenue                                                       $1,842,537           $1,406,134
Cost of sales                                                  1,959,831            1,336,168
                                                              ----------           ----------

Gross profit (loss)                                             (117,294)              69,966

Selling, general and administrative expenses                   1,812,597              400,682
                                                              ----------           ----------

Operating loss                                                (1,929,891)            (330,716)
                                                              ----------           ----------
Other income (expenses):
     Interest expense                                           (322,236)             (67,954)
     Interest income                                                 718               12,895
     Other income                                                     --                  106
                                                              ----------           ----------

                                                                (321,518)             (54,953)
                                                              ----------           ----------

Net loss                                                     $(2,251,409)           $(385,669)
                                                              ==========           ==========


Net loss per share, basic and fully diluted                       $(2.30)              $(0.41)
                                                              ==========           ==========

Weighted average shares outstanding                              979,569              935,832
                                                              ==========           ==========

    The accompanying notes are an integral part of these financial statements

Revenues for the six months ended November 30, 2000 were $1,842,537 compared to $1,406,134 for the six months ended November 30, 1999. The increase in sales can be attributed to the inclusion of three full months of sales for Torland which was acquired on August 15, 1999, and an increase in sales at LPS. Gross profit
(loss) margins as a percentage of revenues for the six months ended November 30, 2000 and 1999 were (6.3%) and 5.0%, respectively. The decrease in the gross profit margin can be attributed to increased labor and material costs as a percentage of sales. The Company's current facility is not adequate to handle the volume of business currently in place. Due to the Company's poor cash flow during the six months ended November 30, 2000, the Company was unable to avail itself of any purchasing discounts that would have otherwise been available had the Company been able to make commitments to purchase products in greater amounts. The Company estimates that the price of material is 20% higher than the price that could be obtained if the Company were able to take advantage of volume price discounts. The Company is currently in the process of constructing its facility in Homestead, Fla. to which it will move when completed. Operating expenses for the six months ended November 30, 2000 and 1999 were $1,812,597 and $400,682, respectively, consisting of selling, general and administrative expenses. For the six months ended November 30, 2000 operating expenses include a payment-in-kind of preferred stock of the Company valued at the stated value of $800 per share which amounted to approximately $1,218,597. The net losses for the six months ended November 30, 2000 and 1999 were $2,251,409 and $385,669, respectively. The decrease is due to the deterioration of the Company's gross profit margin during the first quarter of fiscal year 2001, the payment-in-kind of preferred stock of the Company, and the issuance of 15,000 share of the Company's common stock, valued at approximately $57,000 (market value), in exchange for the retirement of certain warrants issued in connection with convertible debt and the extension for payment of this debt.